SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF
THE INVESTMENT COMPANY ACT OF 1940

        The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:

Perritt Funds, Inc.

Address of Principal Business Office (No. & Street, City, State, Zip Code):

10 South Riverside Plaza Suite 1520 Chicago, Illinois 60606

Telephone Number (including area code):

(312) 669-1650

Name and Address of Agent for Service of Process:

Gerald W. Perritt 10 South Riverside Plaza Suite 1520 Chicago, Illinois 60606

Check Appropriate Box:

The Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of this Form N-8A:

Yes    [X]                    No    [_]

        Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of Chicago and State of Illinois on the 31st day of March, 2004.

PERRITT FUNDS, INC.
(Name of Registrant)
Attest: /s/ Robert A. Laatz	By: /s/ Michael J. Corbett
Robert A. Laatz	Michael J. Corbett
Secretary	President and Treasurer